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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blue Martini Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095698 50 2 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

Page 1 of 8 Pages

CUSIP No. 095698 50 2	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Monte Zweben

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 3,952,907 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 3,952,907 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,907

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.1%

12.	TYPE OF REPORTING PERSON* IN

(1) Includes 85,714 shares issuable pursuant to options exercisable within 60 days of December 31, 2002. Also, includes 3,454,051 shares held by Monte Zweben, Trustee of The Zweben Family Revocable Trust UTA dated 10/17/97, as amended and 413,142 shares held by The Zweben Family Limited Partnership.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 095698 50 2	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Monte Zweben, Trustee of The Zweben Family Revocable Trust UTA dated 10/17/97, as amended

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 3,454,051 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 3,454,051 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,051

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.4%

12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 095698 50 2	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) The Zweben Family Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 413,142 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 413,142 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,142

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%

12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a) Name of Issuer

Blue Martini Software, Inc.

(b) Address of Issuer’s Principal Executive Offices

2600 Campus Drive

San Mateo, CA 94403

Item 2.

(a) Name of Person Filing

Monte Zweben

Monte Zweben, Trustee of The Zweben Family Revocable Trust UTA dated 10/17/97, as amended (“Trust”)

The Zweben Family Limited Partnership (“Partnership”)

(b) Address of Principal Business Office or, if none, Residence

2600 Campus Drive

San Mateo, CA 94403

(c) Citizenship

Monte Zweben	USA

Trust	California

Partnership	California

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

095698 50 2

Item	3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 5 of 8 pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Monte Zweben	3,952,907 (1)

Trust	3,454,051

Partnership	413,142

(b) Percent of Class:

Monte Zweben	37.1%

Trust	32.4%

Partnership	3.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Monte Zweben	3,952,907 (1)

Trust	3,454,051

Partnership	413,142

(ii) Shared power to vote or to direct the vote:

Monte Zweben	0

Trust	0

Partnership	0

(1) Includes 85,714 shares issuable pursuant to options exercisable within 60 days of December 31, 2002. Also, includes 3,454,051 shares held by Monte Zweben, Trustee of The Zweben Family Revocable Trust UTA dated 10/17/97, as amended and 413,142 shares held by The Zweben Family Limited Partnership.

Page 6 of 8 pages

(iii) Sole power to dispose or to direct the disposition of:

Monte Zweben	3,952,907 (1)
Trust	3,454,051
Partnership	413,142

(iv) Shared power to dispose or to direct the disposition of:

Monte Zweben	0
Trust	0
Partnership	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of a Group

Not applicable

Item 10. Certification

Not applicable

(1) Includes 85,714 shares issuable pursuant to options exercisable within 60 days of December 31, 2002. Also, includes 3,454,051 shares held by Monte Zweben, Trustee of The Zweben Family Revocable Trust UTA dated 10/17/97, as amended and 413,142 shares held by The Zweben Family Limited Partnership.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

/s/ Monte Zweben
Signature

Monte Zweben

MONTE ZWEBEN, TRUSTEE OF THE ZWEBEN FAMILY REVOCABLE TRUST UTA DATED 10/17/97, AS AMENDED

/s/ Monte Zweben
Monte Zweben, Trustee

THE ZWEBEN FAMILY LIMITED PARTNERSHIP

/s/ Monte Zweben
Monte Zweben, General Partner

Page 8 of 8 pages